UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 28, 2020

CANCER GENETICS, INC.

 (Exact Name of Company as Specified in its Charter)

Delaware	001-35817	04-3462475
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor, Rutherford, New Jersey 07070

(Address of Principal Executive Offices) (Zip Code)

Company’s telephone number, including area code (201) 528-9200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Company is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Item 1.01	Entry into a Material Definitive Agreement.

On October 28, 2020, Cancer Genetics, Inc. (the “Company” or “CGI”) entered into an underwriting agreement (as amended and restated, the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (the “Underwriter”), relating to an underwritten public offering of 1,363,637 shares (the “UA Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). In addition, the Underwriter fully exercised its over-allotment option to purchase 204,545 additional shares of Common Stock (the “Overallotment Shares” and together with the UA Shares, the “Shares”). All of the Shares were sold by the Company. The offering price to the public of the Shares was $2.20 per share, and the Underwriter purchased the Shares from the Company pursuant to the Underwriting Agreement at the same offering price to the public, less underwriting discounts and commissions. After underwriting discounts and commissions, but before offering expenses payable by it, the Company received net proceeds from the offering of approximately $3.2 million. The offering closed on November 2, 2020.

H.C. Wainwright & Co., LLC acted as the sole book-running manager for the offering. Pursuant to the Underwriting Agreement, the Company, in connection with the offering, issued to the Underwriter warrants to purchase up to 94,092 shares of Common Stock, or 6% of the number of shares of Common Stock sold in the offering (the “Underwriter Warrants” and together with the shares issuable upon exercise of the Underwriter Warrants, the “Underwriter Securities”). The Underwriter Warrants will be exercisable at any time and from time to time, in whole or in part, following the date of issuance and ending five years from the date of the execution of the Underwriting Agreement, at a price per share equal to $2.42 (110% of the offering price to the public per Share). The Company also reimbursed the expenses of the Underwriter in the non-accountable sum of $35,000, $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses, and $12,900 for the clearing expenses of the Underwriter in connection with the offering. The Company also paid the Underwriter a management fee equal to 1% of the aggregate gross proceeds in the offering.

The Shares were issued pursuant to the Company’s shelf registration statement on Form S-3 (Registration Statement No. 333-239497) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on July 21, 2020. A preliminary prospectus supplement and prospectus supplement relating to the offering have been filed with the Commission.

A copy of the legal opinion and consent of Lowenstein Sandler LLP relating to the validity of the issuance and sale of the Shares is attached as Exhibit 5.1 to this Current Report on Form 8-K.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and certain of its executive officers, and by the Company of the Underwriter, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

The foregoing descriptions of the Underwriting Agreement and Underwriter Warrants are qualified in their entirety by reference to the Underwriting Agreement and the form of Underwriter Warrants, which are attached as Exhibits 1.1 and 4.1, respectively, to this Current Report on Form 8-K and incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The information regarding the issuance of the Underwriter Securities set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The Underwriter Securities were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 8.01	Other Events.

On October 28, 2020, the Company issued two press releases announcing the initial pricing and subsequent upsizing of the underwritten public offering of its Common Stock. Copies of the press releases are attached as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

On November 2, 2020, the Company issued a press release announcing the closing of the offering. A copy of the press release is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated by reference herein.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between CGI and StemoniX, Inc. (“StemoniX”), CGI has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that contains a proxy statement/prospectus/information statement. INVESTORS AND SECURITY HOLDERS OF CGI AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGI, STEMONIX AND THE PROPOSED MERGER. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by CGI with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGI by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGI and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGI in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGI and their ownership of shares of CGI’s common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents filed and to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, are included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGI at the address described above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGI and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGI and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGI’s and StemoniX’s control. CGI’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGI’s and StemoniX’s ability to obtain the shareholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement relating to the merger; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGI and/or StemoniX, and (vi) those risks detailed in CGI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and subsequent reports filed with the SEC, as well as other documents that may be filed by CGI from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGI nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGI and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
1.1	Amended and Restated Underwriting Agreement, dated October 28, 2020, by and between Cancer Genetics, Inc. and H.C. Wainwright & Co., LLC.
4.1	Form of Underwriter Warrants of Cancer Genetics, Inc.
5.1	Opinion of Lowenstein Sandler LLP.
23.1	Consent of Lowenstein Sandler LLP (contained in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
99.1	Press release dated October 28, 2020.
99.2	Press release dated October 28, 2020.
99.3	Press release dated November 2, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANCER GENETICS, INC.

	By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	President and Chief Executive Officer

Date: November 2, 2020